Exhibit 1

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2005 filed with the SEC on July 18, 2006, as amended and as may be further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, as amended to date, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total net non-financial public sector debt to gross domestic product (“GDP”) decreased from 49.2% at December 31, 2004 to 45.7% at December 31, 2005, and further decreased to 44.7% at September 30, 2006.

In 2005, the Government revised the principal indicator it would be using as a basis for the Government’s projections regarding fiscal deficit, primary balance and public debt balance. The new principal indicator is the total debt net of external financial assets, which is calculated by subtracting the amount of external assets owned by the National Treasury, the Oil Stabilization and Savings Fund and the other decentralized entities from the total net non-financial public sector debt figure. The ratio of total debt net of external financial assets to GDP as so calculated was 46.4% at December 31, 2004, 42.6% at December 31 2005, and decreased to 40.4% at September 30, 2006.

The dynamics of the economic growth, fiscal adjustments and privatizations, as well as the active liability management carried out by Government in the local and international markets during recent years have contributed to a reduction of the overall debt of the Republic as a percentage of GDP. Although the Colombian government expects to keep this ratio on a continuous downward trend in the following years, no assurance can be given that this goal will be achieved.

The current Minister of Finance is Alberto Carrasquilla Barrera, who has served in that position since June 2003. Following his resignation in March 2007, Oscar Ivan Zuluaga will replace him as Minister of Finance.

Internal security

The Government announced that for 2006, homicides, automobile theft and kidnapping declined by 4.6%, 7.1%, and 14.1%, respectively, as compared to 2005. On the other hand, incidents of terrorism rose by 5.7% compared to 2005 due to an increase in the number of energy towers and roads blown up.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz.” At December 31, 2006, 31,687 members of paramilitary groups had been reintegrated into civil society. Furthermore, since the start of the Uribe administration through December 31, 2006, 42,951 members of illegal armed groups, including paramilitary organizations, had been demobilized.

Juan Manuel Santos was appointed as Defense Minister by President Uribe and took office on August 7, 2006.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross domestic product

According to preliminary figures, real GDP grew by approximately 5.3% in 2005 and by 7.7% for the twelve-month period ending on September 30, 2006. During 2005, the sectors that experienced the largest increases in real growth were construction, which grew by 12.2%, and commerce, restaurants and hotels, which grew by 9.4%. From September 2005 to September 2006, the sectors that experienced the largest increases in real growth were construction, manufacturing and commerce, restaurants and hotels, which grew by 19.0%, 13.3% and 11.5%, respectively. The finance sector declined by 0.6% for the twelve-month period ended September 2006 after decreasing by 40.2% in the second quarter of 2006 primarily due to losses incurred in June 2006 when the local capital markets were highly volatile.

The Government currently estimates that real GDP growth for full year 2006 will be 6.5% and that real GDP growth for 2007 will be approximately 5.0%, although no assurance can be given that either of these projections will be reached.

Employment and labor

The following table presents monthly average rates of unemployment in urban areas for January 2004 through December 2006, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the

13 Largest Urban Areas (1)

	2004	2005	2006
January	18.1%	16.1%	16.0%
February	17.1	16.1	14.2
March	16.2	15.1	12.2
April	16.9	14.5	12.7
May	14.8	13.9	13.1
June	15.8	14.0	12.5
July	15.3	14.1	13.1
August	15.0	13.8	12.7
September	14.9	13.5	12.8
October	14.1	12.1	12.7
November	13.9	12.1	11.3
December	13.0	12.2	12.8

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of payments

According to preliminary figures, Colombia’s current account registered a deficit of U.S. $1,961 million for the first nine months of 2006, compared to a deficit of U.S. $1,577 million for the same period in 2005. For 2005, the current account deficit was U.S. $1,886 million, compared to a U.S. $908 million deficit in 2004. For the first nine months of 2006, the capital account registered a surplus of U.S. $1,328 million, compared to a U.S. $2,893 million surplus for the same period in 2005. The capital account surplus totaled U.S. $3,243 million for 2005, compared with a capital account surplus of U.S. $3,205 million for 2004.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2004(2)		For the Year Ended 2005(2)		For the first nine months of 2005(2)		For the first nine months of 2006(2)
			(in millions of U.S. dollars)
Current Account

Exports (FOB)
Oil and its Derivatives	U.S. $	4,227	U.S. $	5,559	U.S.$	4,038	U.S.$	4,927
Coffee		949		1,471		1,122		1,051
Coal		1,854		2,598		1,922		2,042
Nickel		628		738		577		688
Gold and emeralds(3)		635		589		434		303
Nontraditional(4)		8,149		9,863		7,259		8,535

Total Exports		16,442		20,818		15,352		17,546

Imports (FOB)
Consumer Goods		2,818		3,530		2,510		3,306
Intermediate Goods		7,268		8,629		6,408		7,678
Capital Goods		5,237		7,271		5,342		6,334

Total Imports (FOB)		15,324		19,431		14,260		17,318

Special Trade Operations (Net)(5)		227		208		161		197
Trade Balance		1,346		1,595		1,253		425

Services (Net)(6)
Inflow		2,255		2,664		1,870		2,406
Outflow		3,935		4,766		3,430		3,893

		(1,680)		(2,102)		(1,561)		(1,486)

Income (Net)(7)
Inflow		671		1,076		747		1,077
Outflow		4,970		6,538		4,986		5,464

		(4,299)		(5,462)		(4,239)		(4,388)
Transfers (Net)		3,724		4,082		2,970		3,488

Total Current Account		(908)		(1,886)		(1,577)		(1,961)

Capital Account
Foreign Direct Investment (Net)(8)		3,685		5,426		2,925		3,656
Portfolio Investment (Net)(9)		(1,185)		(1,662)		882		(2,481)
Loans (Net)(10)		189		(1,294)		(1,677)		189
Commercial Credits (Net)		355		131		212		73
Leasing (Net)(10)		(76)		28		48		(14)
Other (Net)(10)		287		662		549		(49)
Other Long Term Financing		(51)		(48)		(46)		(46)
Special Capital Flows (Net)(11)		0		0		0		0

Total Capital Account		3,205		3,243		2,893		1,328
Errors and Omissions		244		373		350		364

Change in Gross International Reserves	U.S. $	2,543	U.S. $	1,723	U.S. $	1,662	U.S. $	(269)

Totals	may differ due to rounding.
(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.
(2)	Preliminary.
(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).
(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.
(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.
(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.
(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.
(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.
(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.
(10)	Includes long-term and short-term flows.
(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República—Economic Studies.

Monetary System

Financial sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 88.2 trillion at November 30, 2006, as compared to Ps. 66.7 trillion at November 30, 2005. Past-due loans amounted to Ps. 2.4 trillion at November 30, 2006, as compared to Ps. 2.1 trillion at November 30, 2005. Past due loans increased by 15.9% from November 30, 2005 to November 30, 2006. Provisions covering past-due loans increased from 141.6% at November 30, 2005 to 146.5% at November 30, 2006. The aggregate net technical capital (or solvency ratio) of Colombian banks decreased from 13.3% of risk-weighted assets at November 30, 2005 to 12.1% at November 30, 2006. The change in the solvency ratio is a product of an increase in risk-weighted assets from Ps. 73.2 trillion at November 30, 2005 to Ps. 100 trillion at November 30, 2006.

The following table shows the results of the financial sector as of, and for the eleven-month period ended November 30, 2006:

Selected Financial Sector Indicators

(in millions of pesos as of, and for the eleven-month period ended November 30, 2006)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions(1)	Ps.136,327,719	Ps.119,761,530	Ps.16,566,190	Ps. 9,792,783
Public Sector Institutions	16,329,441	14,957,521	1,371,920	676,036
Special State-Owned Institutions(2)	25,172,106	19,724,129	5,447,977	815,892

Total(3)	Ps.152,657,160	Ps.134,719,051	Ps.17,938,110	Ps.10,468,819

Totals may differ due to rounding.

(1)	Includes cooperatives
(2)	Includes Special Financing Institutions but not Banco de la República.
(3)	Special State-Owned Institutions are not included in the total according to a new methodology adopted in 2005.

Source: Financial Superintendency.

Interest rates and inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.8% in December 2006, as compared to 6.3% in December 2005. The DTF increased from 6.1% in January 2006 to 6.8% in December 2006, and stayed at 6.8% in January 2007.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2006 was 4.5%, as compared to 4.9% in 2005. The CPI for the twelve months ended January 2007 was 4.7%.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2006 was 5.6%, as compared to 2.1% for 2005.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8

2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.2	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3

2006
January	4.6	2.3	6.1
February	4.2	1.7	6.0
March	4.1	1.4	6.0
April	4.1	3.3	5.9
May	4.0	4.0	6.0
June	3.9	4.8	6.1
July	4.3	5.3	6.5
August	4.7	5.3	6.4
September	4.6	6.0	6.4
October	4.2	5.3	6.4
November	4.3	5.2	6.7
December	4.5	5.6	6.8

(1)	Percentage change over the previous twelve months at the end of each month indicated.
(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign exchange rates and international reserves

Exchange rates. On January 31, 2007, the Representative Market Rate published by the Financial Superintendency for the payment of obligations denominated in U.S. dollars was Ps. 2,259.72 = U.S. $1.00, as compared to Ps. 2,265.65 = U.S. $1.00 on January 31, 2006. For 2006, the Representative Market rate reached a high of Ps. 2,634.06 = U.S. $1.00 in June 2006 and a low of Ps. 2,225.44 = U.S. $1.00 in December 2006. During January 2007, the Representative Market rate reached a high of Ps. 2,261.22 = U.S. $1.00 and a low of Ps. 2,218.05 = U.S. $1.00.

International reserves. Net international reserves increased from U.S. $13.5 billion at December 31, 2004 to U.S. $14.9 billion at December 31, 2005. At November 30, 2006, net international reserves were U.S. $15.5 billion. Banco de la República sold approximately U.S. $164 million between January and December of 2006 in its intervention in the foreign exchange market to control volatility. In January 2007, Banco de la República bought a total of U.S. $1,001.6 million from the market in order to control peso appreciation.

As established by Decree No. 4646 of 2006 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 104 of January 22, 2007, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S. $192 million as of February 14, 2007.

Public Sector Finances

General

For the year ended December 31, 2006, Colombia’s fiscal deficit increased to 0.4% of GDP, compared to a zero deficit in 2005. According to revised figures released in December 2006, the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2006 and 2007 (as contained in the proposed 2007 budget and the Financial Plan 2007) are as follows:

Principal Public Sector Finances Statistics(1) (% of GDP)

	Budget 2006	Actual Jan.-Nov 2006(1)(2)	Budget 2007(3)
Non-financial Public Sector Balance	(1.6)%	(0.6)%	(1.7)%
Central Government	(5.0)	(3.8)	(4.1)
Other Public Sector Entities	3.3	3.2	2.4
Central Bank Balance	0.3	0.4	0.5
Fogafín Balance	0.2	0.2	0.2
Financial Sector Restructuring Costs	(0.4)	(0.4)	(0.3)
Statistical Discrepancies	0.0	0.0	0.0
Consolidated Public Sector Balance	(1.5)	(0.4)	(1.3)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of December 22, 2006.
(2)	Preliminary.
(3)	Assumptions in the Financial Plan 2007 include Nominal GDP of Ps. 345,182 trillion; Real GDP growth of 5.0%; Inflation of 4.0%; Real Devaluation of 1.9%; and export price of oil (Cuisiana) of U.S. $48.9.

The following table shows the principal budget assumptions for 2006 and 2007 revised as of January 22, 2007.

Principal 2006 and 2007 Budget Assumptions Revised as of January 22, 2007(1)

	2006 Budget Assumptions	2007 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.312,210	Ps.345,182

Real GDP Growth	4.8%	5.0%
Inflation
Domestic Inflation (producer price index)(2)	4.5%	4.0%
Domestic Inflation (consumer price index)	4.5%	4.0%
External Inflation(3)	6.4%	4.7%
Real Devaluation (average)	2.7%	1.9%
Interest Rates
Prime (United States)	8.3%	8.3%
LIBOR (six month)	5.4%	5.3%
Export Prices
Coffee (ex-dock) ($/lb.)	1.16	1.22
Oil ($/barrel) (Cuisiana)	58.24	48.90
Coal ($/ton)	47.85	46.08
Ferronickel ($/lb.)	3.14	2.64
Gold ($/Troy oz.)	618.2	670.3

(1)	Figures correspond to statistics released by the Ministry of Finance and Public Credit only to public entities in Colombia.
(2)	End of period. Calculated using a projected change in the producer price index.
(3)	“External Inflation” means the weighted average inflation for Colombia’s major trading partners. As of December 2006, the following are the weights assigned to each of Colombia’s major trading partners: United States (46.8%), Venezuela (10.0%), Ecuador (4.8%), Mexico (4.5%), Brazil (3.5%), Germany (3.3%), Peru (3.0%), Switzerland (3.0%), Panama (2.9%), Japan (2.8%), Spain (2.2%), Italy (2.0%), The Netherlands (1.9%), Chile (1.8%), United Kingdom (1.7%), Canada (1.6%), France (1.5%), Belgium (1.3%), Argentina (0.8%) and Sweden (0.7%). For 2006, Colombia’s main export destinations (and corresponding percentage of total exports) were: United States (39.6%), Venezuela (11.1%), Ecuador (5.1%), Peru (2.8%) Mexico (2.4%), Dominican Republic (2.4%), Switzerland (2.3%), Spain (2.1%), The Netherlands (2.1%), Italy (2.0%), China (1.9%), United Kingdom (1.6%), Germany (1.5%), Belgium (1.5%), Japan (1.3%), Chile (1.1%), Canada (1.1%) and Panama (1.1%). For 2006, Colombia’s main import origins (and corresponding percentage of total imports) were: United States (36.2%), Venezuela (5.1%), Brazil (4.9%), Mexico (4.8%), Germany (3.8%), Panama (3.6%), China (3.4%), Japan (3.2%), South Korea (2.8%), Ecuador (2.7%), Switzerland (2.6%), Peru (2.0%), Chile (1.8%), Greece (1.5%), Finland (1.5%), Canada (1.5%), Uruguay (1.2%), Italy (1.2%), Argentina (1.1%) and United Kingdom (1.1%). For more information on the destinations and origins of Colombia’s exports and imports, please see “Foreign Trade and Balance of Payments—Foreign Trade—Geographic Distribution of Trade” in Colombia’s annual report on Form 18-K for the year ended December 31, 2005 filed with the SEC on July 18, 2006.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2006 and 2007. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

IMF program for 2005-2006

Effective May 2005, the Executive Board of the IMF approved a new 18-month, SDR 405 million (U.S. $613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2006 takes into account the effects of higher oil export prices, increased tax revenues, a higher revenue from imports tariffs, and reduced interest costs. For 2006, the target combined public sector deficit was 1.5% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to

SDR 42.3 million (approximately U.S. $ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately U.S. $ 278.9 million) made available initially upon the program’s approval. After the Stand-By Arrangement expired in November 2006, Colombia did not renew its Stand-By Arrangement. Colombia nevertheless will still be monitored by the IMF in order to determine qualifications for any IMF loans.

Privatization

In February 2005, the Government announced the sale of a majority interest in Empresa Colombiana de Gas (Colombian Natural Gas Corporation or ECOGAS), a state-owned corporation that manages Colombia’s gas transmission network. The sale was initially offered to active employees, employee unions, cooperatives, and certain pension funds and mutual funds already invested in the enterprise. On July 29, 2006, an initial bid was received for Ps. 1.968 trillion. On September 29, 2006, the Government announced that the bid was below the fair price established by the Government and that ECOGAS would subsequently be offered to the private sector. In December 2006, the company was sold for Ps. 3.25 trillion (approximately U.S. $1.45 billion) to Empresa de Energía de Bogotá (Bogotá’s Energy Enterprise). The Government expects to receive the proceeds from the sale in March 2007.

On October 12, 2006, Davivienda, a local Colombian bank, bought the state-owned bank Granbanco – Bancafe for Ps. 2.2 trillion (approximately U.S. $918 million). Subsequently, President Uribe announced that 80% of the proceeds from the sale will be used to reduce Colombia’s public debt and 20% of the proceeds will be used to strengthen the reserves of the Fondo de Garantías de Instituciones Financieras (Financial Entities Guarantees Fund or FOGAFIN). The Government expects to receive the proceeds in March 2007.

Public sector debt

Public sector internal debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is estimated at Ps. 103.7 trillion at December 31, 2006, as compared to Ps. 96.6 trillion at December 31, 2005. The following table shows the estimated direct internal funded debt of the Central Government at December 31, 2006 by type:

Central Government: Internal Public Funded Debt—Direct Funded Debt(1)

At December 31, 2006 (in millions of pesos)
Treasury Bonds	Ps. 84,827,849
Pension Bonds	7,638,382
Fogafin Bonds	2,337,155
Law 546 Bonds(2)	1,378,826
TRD	3,709,032
Peace Bonds	1,093,647
Constant Value Bonds	1,681,065
Banco Agrario	686,550
Others(3)	359,593
Security Bonds	5,944

Total	Ps.103,718,042

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.
(2)	Includes Law 546 and debt reduction bonds.
(3)	Includes other assumed debt.

Source: Deputy Director of Risk—Ministry of Finance and Public Credit.

During 2006, the Government carried out several debt management transactions in the local market with the following objectives: improving the profile of the domestic yield curve; taking advantage of attractive interest rate levels; and reducing the outstanding number of bonds in the domestic yield curve to create liquid benchmarks.

In July and August 2006, the Government repurchased an aggregate of Ps. 2.5 trillion in local TES comprised of the early payment of local fixed rate TES due July 2006 for Ps. 486.0 billion and the repurchase of local bonds with maturities between 2007 and 2020 for Ps. 2.0 trillion.

In addition, the Government conducted liability management transactions with market makers and public entities for an aggregate of Ps. 2.5 trillion during the first ten months of 2006. In July 2006, the Government exchanged short-term UVR bonds (Unidad de Valor Real Constante or inflation linked bonds) with maturities between 2006 and 2008 for UVR bonds with maturities in 2010 and 2015 in an aggregate amount of Ps. 655.0 billion.

Public sector external debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2005		At September 30, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S. $	20,832	U.S. $	21,892
Public Entities(2)
Guaranteed		2,057		1,960
Non-Guaranteed		827		1,046

Total External Funded Debt	U.S. $	23,716	U.S. $	24,897

1.	Provisional. Subject to revision. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and September 30, 2006, respectively. Medium and long term indebtedness. Excludes debt with resident financial institutions.
2.	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Banco de Colombia is not included because it was privatized in 1994.

Source: Debt Database Ministry of Finance and Public Credit.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2005		At September 30, 2006
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S. $	9,311	U.S. $	9,635
IADB		3,712		4,083
World Bank		3,892		3,971
Others		1,707		1,581
Commercial Banks		1,313		1,396
Export Credit Institutions		417		348
Bonds		12,391		13,242
Foreign Governments		202		210
Suppliers		82		65

Total	U.S. $	23,716	U.S. $	24,897

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2005 and September 30, 2006, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

On July 27, 2006, Colombia issued U.S. $1,000,000,000 of its 7.375% notes that mature on January 27, 2017.

On August 16, 2006, Colombia issued Ps. 716,412,000,000 of its 12.000% Global TES Bonds due 2015 in a reopening.

On September 6, 2006, Colombia commenced an offer to purchase for cash its 11.75% Bonds due 2020, 8.375% Bonds due 2027 and 10.375% Bonds due 2033, on the terms and subject to the conditions set forth in an Offer to Purchase, dated September 6, 2006. The offer expired on September 8, 2006.

The following table sets forth the aggregate principal amount of each series of bonds purchased, the applicable purchase price per U.S. $1,000 principal amount for each series, and the aggregate principal amount of each series of bonds remaining outstanding following the completion of the offer.

Bonds	ISIN	Principal Amount Outstanding as of September 6, 2006		Aggregate Principal Amount Purchased		Purchase Price (U.S.$)	Aggregate Principal Amount Remaining Outstanding After Settlement
11.75% Bonds due 2020	US195325AU91	U.S.$	1,075,000,000	U.S.$	278,941,000	1,425.21	U.S.$	796,059,000
8.375% Bonds due 2027	US195325AL92	U.S.$	180,762,000	U.S.$	25,857,000	1,149.87	U.S.$	154,905,000

10.375% Bonds due 2033	US195325BB02	U.S.$	504,121,000	U.S.$	163,610,000	1,386.98	U.S.$	340,511,000

On September 19, 2006, Colombia issued U.S. $1,000,000,000 of its 7 3/8% Bonds due 2037 that mature on September 18, 2037.

On November 8, 2006, Colombia issued U.S. $468,400,000 aggregate principal amount of its 7 3/8% Bonds due 2037 in a reopening.